Jason H. Scott	jscott@mcguirewoods.com
Direct: 704.373.8862	Direct Fax: 704.353.6181

July 11, 2006

Ms. Karen J. Garnett
Assistant Director
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549-4561

Re:	InfoSearch Media, Inc. (the “Company”) Amendment No. 6 and No. 7 to the Registration Statement on Form SB-2 Filed June 16, 2006 File No. 333-126654
Dear Ms. Garnett:

This is in response to your comment letter of June 23, 2006 to George Lichter with respect to the above-referenced filing. The Company is simultaneously filing Amendment No. 8 to the Registration Statement on Form SB-2, File No. 333-126654 (the “Registration Statement”) and filing Amendment No. 1 to its Form 10-QSB for the period ended March 31, 2006.

We have set forth below the comments in your letter of June 23, 2006 in italics with the Company’s responses to each.

General

1.
We note that all communications are now to be directed to McGuireWoods LLP. Please advise us whether you will continue to rely on the legal opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (Exhibit 5.1) or whether you will obtain a new legal opinion from McGuireWoods LLP.

RESPONSE: The Company has obtained a new legal opinion from McGuireWoods LLP and has filed it as Exhibit 5.1 to the Registration Statement.

Facing Page

2.
We note that your securities will be sold on a continuous basis. As a result, please check the Rule 415 box on the facing page of your registration statement. Refer to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Securities Act Rule 415, paragraph 36.

RESPONSE: The Company has checked the Rule 415 box on the facing page of the registration statement.

Capitalization, page 15

3.
It appears that total capitalization includes all of the liabilities of the Company. Please revise to exclude all of these liabilities as none of these amounts represent capitalization of your Company.

RESPONSE: The Capitalization table on page 15 of the Registration Statement has been amended.

Plan of Operation, page 18

4.
The last paragraph on page 18 states that you no longer bring on new clients for the ArticleInsider website. Please revise this section to note whether you are discontinuing the entire ArticleInsider program, including the ArticleInsider affiliate program, or just a segment of the program. If you are discontinuing the entire ArticleInsider program, please revise you disclosure to note that going forward Web Properties will only consist of Answerbag.

RESPONSE: The Company generated revenue from the ArticleInsider web site through two methods. One method is the ArticleInsider affiliate program, whereby the Company brings on new clients for the website. The other method is the Google Adsense advertisement program. The Company is no longer bringing on new clients through the ArticleInsider affiliate program as margins are declining. However, the Company intends to continue generating revenue from the ArticleInsider website through the Google Adsense advertisement program. The Company has revised its disclosure relating to the ArticleInsider web site on page 18 of the Registration Statement.

5.
We note that the Company is no longer bringing on new customers for the ArticleInsider website and that the ArticleInsider is part of the Web properties product group. It also appears that ArticleInsider is close to 100% of the Web properties group. Please tell us how you determined that this product group should not be shown as discontinued operations in accordance with SFAS 144.

RESPONSE: Please see the Company’s response to Comment 4 above. The Company has not discontinued its operations relating to the ArticleInsider website, and the Company can not show the ArticleInsider web site as a discontinued operations because it does not meet the criteria of SFAS144.

An asset is listed as a discontinued operation if it is held for sale. Paragraph 30 of FAS 144 states that “A long-lived asset (disposal group) to be sold shall be classified as held for sale in the period in which all of the following criteria are met…” It should be noted that Management has not engaged in any action to sell the Article Insider assets. Thus, the criteria such as 30a, 30b, 30c & 30e, for example, have not been met. For the same reason, paragraph 31 does not apply.

Further, as stated in paragraph 42, the reporting of discontinued operations (in accordance with paragraph 43) requires that “…both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.”

The Company has not removed the asset from operations as it continues to receive revenue from Google Adsense ads placed on the ArticleInsider website.

Results of Operations for the Three Months Ended March 31, 2006 and 2005, page 19

Revenues, page 19

6.
Please revise to disclose future expectations of revenue due to the fact that ArticleInsider is being discontinued and it represented approximately 50% of your revenue for the three-month period ended March 31, 2006.

RESPONSE: Please see the Company’s response to Comment 4 above. The Company has revised the “Results of Operations for the Three Months Ended March 31, 2006 and 2005” section of the Registration Statement on page 20, to reflect that as a result of the discontinuation of the ArticleInsider affiliate program and as a result of the early stage nature of Answerbag, the Company will likely experience a decrease in its Web properties group during the second quarter of 2006.

Cost of Sales and Gross Profit, page 20

7.
You state that “gross profits and margins for the Web Properties group were $664,359 and 48.8%, respectively, for the three months ended March 31, 2006 versus $848,495 and 83.1%, respectively, for the three months ended March 31, 2005.” Please revise your disclosure to note the change attributed to the ArticleInsider program versus Answerbag.

RESPONSE: The Company has modified the “Cost of Sales and Gross Profit” section on page 20 of the Registration Statement to reflect the gross margin of Answerbag during its limited operation during the first quarter of 2006.

Liquidity and Capital Resources, Page 24

8.
In the first paragraph, you state that the “recognition of deferred revenue associated with the ArticleInsider affiliate program involved the use of $706,434 in cash.” Please revise to provide further disclosure on how the recognition of deferred revenue involved the use of $706,434 in cash.

RESPONSE: The Company has modified the “Liquidity and Capital Resources” section on page 24 of the Registration Statement to disclose that the use of cash is the amount that the Company paid to purchase traffic from third parties as part of the ArticleInsider affiliate program.

Sales Marketing Advertising and Promotion, page 30

9.
On page 26, you state that you are no longer bringing on new customers for the ArticleInsider program and are harvesting the deferred revenues associated with this product. However, in this section, you state that your “sales department currently focuses on adding new clients to its ContentLogic and ArticleInsider programs.” Please reconcile these disclosures.

RESPONSE: The Company has modified the “Sales, Marketing, Advertising and Promotion” section on page 30 of the Registration Statement to disclose that the sales department focuses on adding new clients to its ContentLogic program.

Employment Agreements, page 38

10.
Please disclose the termination date of your employment agreements with Ning Ning Yu, Joel Downs, and Edan Portaro. Also, please file copies of these agreements as exhibits to the registration statement.

RESPONSE: The employment agreements of Ning Ning Yu, Joel Downs and Edan Portaro are not formal employment agreements. Instead, the Company issued an offer letter to each of Ning Ning Yu, Joel Downs and Edan Portaro, and each of them acknowledged their acceptance of the employment offer by signing the offer letter. When the offer is accepted, a legal agreement is created. Due to the nature of an offer letter, as opposed to a formal employment agreement, there is no termination date with respect to the offer letters. The Company has filed the offer letters of Ning Ning Yu, Joel Downs and Edan Portaro as Exhbits 10.16, 10.17 and 10.18 to the Registration Statement.

Certain Relationships and Related Transactions, page 42

11.
In the last paragraph on page 42, you refer to the Pinkus Consulting Agreement. Please describe the type of consulting services that Mr. Pinkus will provide under the agreement. Also, please file a copy of the agreement as an Exhibit.

RESPONSE: The Company has modified the “Certain Relationships and Related Transactions” section on page 42 of the Registration Statement to disclose that Mr. Pinkus will provide financial advisory consulting services. The Company has filed the Pinkus Consulting Agreement as Exhibit 10.19 to the Registration Statement.

Experts, page 47

12.
In the second paragraph on page 48, you state that the audit reports of Sherb & Co. for each of the past two fiscal years ended December 31, 2004 and 2003 were not modified as to uncertainty. However, in the third paragraph on page 48, you state that as a result of your losses from operations and accumulated deficit for the fiscal year ended December 31, 2004 Sherb & Co. expressed doubt about your ability to continue as a going concern. Please reconcile these two statements.

RESPONSE: The Company has modified the “Experts” section on pages 47 and 48 of the Registration Statement to reconcile the two statements.

Cost of Sales, page F-8

13.
Please tell us the costs, related to the content developed for the Company’s ArticleInsider website, that are capitalized as of March 31, 2006. We note that you have changed the amortization period for this content from three years at the end of 2005, then to two years and finally one year as of March 31, 2006. Please explain and we may have further comment.

RESPONSE: With the introduction of the ArticleInsider affiliate program in the second quarter of 2005, the Company began recognizing deferred revenue more swiftly. The Company recognized the deferred revenue more swiftly as a result of the greater volume of traffic that the affiliate program allowed us to move through the advertising network which caused greater recognition of the Company’s CPC-based deferred revenue. Specifically, the ArticleInsider affiliate program revenue in the month of June 2005 (the initial month of revenue from the affiliate program) was approximately double that of total ArticleInsider total revenue for both the first and second quarters of 2005 (excluding the affiliate program revenue). Revenue from the affiliate program continued to grow in each of the third and fourth quarters of 2005 based upon the increased delivery of CPC revenue. Based upon these results, management determined that the estimated useful life should be reduced to twenty-four months for the year ended December 31, 2005, to better match revenue with the related expense.

Management determined that the trend in acceleration of the recognition of affiliate program revenue continued during the quarter ended March 31, 2006, and that therefore the remaining life of the unamortized content should be reduced to 12 months for the three months ended March 31, 2006. The Company has revised its disclosure relating to the amortization period for the ArticleInsider content on pages 17 and 22 of the registration statement and has modified Note 3 of its Financial Statements for the period ended March 31, 2006 included in the Registration Statement to further describe the change in the amortization period for the ArticleInsider website content.

Note 10 - Acquisition of Answerbag

14.
We note that you have allocated a majority of the purchase price of Answerbag to intangible assets. Please revise to describe these intangible assets and tell us how you determined that they have an indefinite life. We may have further comment.

RESPONSE: The Company has modified Note 10 of its Financial Statements for the period ended March 31, 2006 included in the Registration Statement to disclose that the intangible assets were the Answerbag.com web site and the web site’s registered users and that the Company would be obtaining an independent, third-party valuation analysis to determine the purchase price allocation and the useful life of the intangible assets. Because the valuation has not yet been performed, no amortization has been recorded. Upon completion of the valuation, the Company will determine whether or not amortization should be recorded.

Item 26. Recent Sales of Unregistered Securities, page II-3

15.
On page F-9, you note that on January 4, 2006 you issued a total of 1,350,000 shares of restricted stock to your Board of Director and 1,517,500 shares of restricted stock to key officers. Please revise this section to disclose the issuance of those shares, the exemption from registration relied upon, and the facts relied upon to make that exemption available.

RESPONSE: On January 4, 2006, the Company issued 1,350,000 shares of restricted stock to each of Claudio Pinkus and George Lichter. In addition, on January 4, 2006, the Company issued 167,500 shares of restricted stock to Frank Knuettel. Of those shares, 675,000 shares of restricted stock issued to Mr. Pinkus and Mr. Lichter were issued under the Company’s 2004 Plan and have been registered. In addition, the 167,500 shares of restricted stock issued to Mr. Knuettel were issued under the Company’s 2004 plan and have been registered. Each of Mr. Pinkus and Mr. Lichter also received 675,000 shares of restricted stock that were not issued under the Company’s 2004 Plan and were not registered when issued. The Company has modified Note 3 of its Financial Statements included in the Registration Statement to clarify the issuances of the shares of restricted stock issued under the 2004 Plan and those issuances that were not pursuant to the 2004 Plan, as well as to whom the issuances were made.

Exhibits

16.	On page 40, you note that Answerbag is your wholly-owned subsidiary. Please file a list of your subsidiaries as an Exhibit. Refer to Item 601(b)(21) of Regulation S-B.

RESPONSE: The Company has filed a revised list of its subsidiaries as Exhibit 21.1 to the Registration Statement.

By copy of this letter, we are forwarding six marked copies of Amendment No. 8 to the Registration Statement and two copies of Amendment No. 1 to the Form 10-QSB to David Roberts of your office. If you have any questions, please contact me at (704) 373-8862.

Sincerely,

/s/ Jason H. Scott

Jason H. Scott

cc:	David Roberts Frank Knuettel Louis Zehil